INVEST IN **RIDEGRADE**

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Ensuring savings and convenience for private car sellers and buyers

PITCH VIDEO   INVESTOR PANEL


CAR DETAILS

ridegrade.com   Linden NJ

Technology   Automotive   Marketplace   Social Impact   Minority Founders

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 11   ASK A QUESTION 1

Highlights

1. We are the first and only platform optimized exclusively for private used car sellers and buyers
2. The perfect solution for the $80B US used car market with 85% customer dissatisfaction rate
3. Customers save as high as 20% compared to other used car sources
4. Founders are experienced professionals with track record of creating successful businesses
5. Founder's have extensive experience with the inner workings of the used car market
6. Huge growth and earning potential with first year revenue projection exceeding $2m
7. Highly scalable and lean capital business model
8. The business model is resilient and adaptable to economic changes

Our Team



Bankole Fagbemi Chief Executive Officer

Co-founded and grew a used car dealership to local prominence in Newark, NJ. Certified Lean, Agile management consultant with MBA from Rutgers University.

We know the market, and the problems customers in the market face. We set out to be the best for used car customers, and realized we could NOT be used car dealers! Buying cars to resell to customers extends the supply chain and adds to the price customers pay. This defeats the biggest driver of used car purchase; low prices for good quality.



Tobi Fagbemi Chief Operations Officer

Co-founded and grew a used car dealership to local prominence in Newark NJ. Certified Business analytics specialist, Finance modelling specialist, and Lean agile specialist with a Finance Degree

analytics specialist, Finance modelling specialist, and Lean agile specialist with a Finance Degree from Rutgers University.

Pitch



ridegrade
Optimizing used car sales for private sellers and buyers



The Problem
$80B Used Car market that lacks customer satisfaction.
90%
Customers want fair deals.
(low price for good quality)
85%
Customers want convenient sales process.



The Solution
Ridegrade Marketplace and Independent Vehicle Assessments.
Direct supply link
Auctions
Dealers
Dealers
Car buyer
Private seller
Typical multi-tier supply chain



GRADED CARS
PAGES
COMPARE
ADD YOUR ITEM
WELCOME TO RIDEGRADE
ROAD TESTED CARS
SEARCH INVENTORY
USED TOYOTA CAMRY 2018 PASSENGER-CA ...
$15 000
USED BMW 540I 2020 PASSENGER-CAR
$39 000
USED JEEP GRAND-CHEROKEE 2019 MULTI ...
$27 000
USED VOLKSWAGEN PASSAT 2018 PASSENG
$13 800
Search and browse inventory
USED JEEP WRANGLER
$5 000
TOYOTA TACOMA 4WD, XSE, LEATHER
$28 000
TOYOTA RAV4 SE, LIKE NEW
Request
TOYOTA CAMRY XSE 2016
$19 000




...all vehicles are
privately owned, and
inspected prior to listing


ridegrade
INSPECTION REPORT
HISTORY REPORT
99
100
94
Review details,
inspection
report,...


Current Market Overview
FINANCE
OTHER SERVICES
CAR SELLERS
DOCUMENT HANDLING
DEALERS
CAR BUYERS
WARRANTY


Solution Overview
OTHER SERVICES
WARRANTY
CAR SELLERS
ridegrade
CAR BUYERS
DOCUMENT HANDLING
FINANCE


Functional score 100
Cosmetic score 94
GET FINANCING
GET WARRANTY
REQUEST DOCUMENT HANDLING
GET DELIVERY QUOTE
CONTACT SELLER
Your Message
... choose and
request which sales
enabling services
you want. All
directly!!


Private seller's profile


www.ridegrade.com
Scan to view Ridegrade Inspection report
page provides sales resources:
"For-Sale" Window stickers, Listing QR code Window stickers, Sales contract,...


You give your car display credibility with the sales resources


Competitive Advantage
ridegrade
Others
-Online Dealers
-Traditional dealers
-Listing Sites
Optimized for Car owners
Shorter Supply Chain
Lower prices
Transparent & Convenient process
Cheaper Financing, Warranty & other services


Revenue Model
Inspections
Syndication Fees
Portal Ad


US Market Size - 2019
USED CAR MARKET
$88.8B
WHOLESALE MARKET
$100B
$3B
41M cars
US USED CARS SOLD
CAR LISTING MARKET




YEAR 5 REVENUE $130M
LISTINGS 500,000
YEAR 4 – REVENUE $33.8M
LISTINGS 260,000
YEAR 3 – REVENUE $19.4M
LISTINGS 80,000
YEAR 2 – REVENUE $4.9M
LISTINGS 18,500
YEAR 1- REVENUE $2M
LISTINGS 6,900

This slide contains forward-looking projections that cannot be guaranteed.


Milestones
0-3 month
Focus- Training, Tech fine-tuning, Beta roll out.
Year 1
Focus - Regional Expansion
Year 3
Focus- Product Expansion
Listing Target-
M6
Y1
Y2
Y3
6 Month
Focus - Marketing, Operations, Customer acquisition growth
Year 2
Focus- National Coverage

This slide contains forward-looking projections that cannot be guaranteed.


The Team
Bankole Fagbemi
Agile Business Consultant, Entrepreneur.
20+ Years in Used Car Market
Tobi Fagbemi
Financial Management Executive, Entrepreneur.
20+ Years in Used Car Market


Crowdfunding raise thresholds
$10k
$100 k
$500K
$1M
1st Goal
Social proof
2nd Goal
Minimal Runway
3rd Goal
Secure Runway
Real Goal
Unicorn Run!
Funds Use: Technology Fine-tuning, Marketing and Operations
ridegrade


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www.facebook.com/ridegrade https://twitter.com/ridegrade https://www.linkedin.com/company/ridegrade/

Please note that all growth and crowdfunding raise projections are forward looking projections and cannot be guaranteed.